KEEGAN RESOURCES INC.
600 – 1199 West Hastings Street
Vancouver, BC
V6E 3T5

Keegan Resources Inc. Announces $36.0 Million "Bought Deal" Financing

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Nov. 18, 2009) -

Keegan Resources Inc. (the "Keegan" or the "Corporation") (TSX:KGN)(NYSE Amex:KGN) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the "Underwriters"), under which the Underwriters have agreed to purchase on an underwritten basis 6,100,000 common shares (the "Common Shares") of Keegan at a price of $5.90 per Common Share for total gross proceeds to Keegan of $35,990,000. Under the agreement, the Underwriters have an over-allotment option to purchase up to an additional 915,000 Common Shares, which if exercised in full will result in gross proceeds of $41,388,500. The proceeds of the offering shall be used primarily for general and administrative expenses and for working capital.

The Common Shares to be sold under this offering will be offered by way of a short form prospectus in the Provinces of British Columbia, Alberta and Ontario and the Common Shares to be sold under this offering will be offered in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on December 9, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE Amex and other applicable securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For more information please visit the company website at www.keeganresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Keegan Resources Inc.

Investor Relations

604-683-8193

info@keeganresources.com

www.keeganresources.com